SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )1

STERLING FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

859319105
(CUSIP Number)

Marilyn French Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 (617) 772-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 859319105	(Page 2 of 18)

13D
1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 941,200,000 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 941,200,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 941,200,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.58% (2)
14.		TYPE OF REPORTING PERSON OO
*  See Item 5.

(1)  Includes (i) 854,575,000 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 86,625,000 shares of Common Stock (the “Warrant”).

(2)  Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (the “Issuer” or the “Company”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the exercise of the Warrant.

CUSIP No. Common Stock – 859319105	(Page 3 of 18)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 941,200,000 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 941,200,000 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 941,200,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 22.58% (2)
14.		TYPE OF REPORTING PERSON OO
*See Item 5.

(1)  Includes (i) 854,575,000 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 86,625,000 shares of Common Stock (the “Warrant”).

(2)  Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (the “Issuer” or the “Company”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the exercise of the Warrant.

CUSIP No. Common Stock – 859319105	(Page 4 of 18)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 518,643,019
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 518,643,019
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 518,643,019
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 12.44%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 470,908,524 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 47,734,495 shares of Common Stock.

(2)  Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (the “Issuer” or the “Company”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319105	(Page 5 of 18)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 351,197,451
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 351,197,451
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 351,197,451
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 8.43%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 318,874,490 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 32,322,961 shares of Common Stock.

(2)  Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (the “Issuer” or the “Company”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319105	(Page 6 of 18)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 61,347,148
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 61,347,148
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 61,347,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.47%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 55,700,996 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 5,646,152 shares of Common Stock.

(2)  Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (the “Issuer” or the “Company”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319105	(Page 7 of 18)

13D
1.		NAME OF REPORTING PERSONS THL Sterling Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 10,012,382
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 10,012,382
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 10,012,382
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.24%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 9,090,990 shares of Common Stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 921,392 shares of Common Stock.

(2)  Calculation based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in Sterling Financial Corporation’s (the “Issuer” or the “Company”) preliminary proxy statement on Schedule 14A filed on October 22, 2010 (the “Proxy”), and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.
.

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed jointly on behalf of the THL Reporting Persons (as defined below in Item 2) with respect to the shares of common stock (“Common Stock”), no par value per share, of Sterling Financial Corporation, a Washington corporation (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 111 North Wall Street, Spokane, Washington 99201.

Item 2.  Identity and Background.

(a)
This Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and collectively, the “THL Reporting Persons”): (1) THL Equity Advisors VI, LLC, a Delaware limited partnership (“Advisors VI”); (2) Thomas H. Lee Advisors, LLC (“THL Advisors”); (3) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“Equity Fund”); (4) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund”); (5) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund”); and (6) THL Sterling Equity Investors, L.P. (“THL Sterling,” and together with DT Fund, Equity Fund and Parallel Fund, the “Funds”).  The Funds are all direct holders of the Common Stock, and are herein also referred to as “THL.”  Information in respect of each THL Reporting Person is given solely by such THL Reporting Person and no THL Reporting Person has responsibility for the accuracy or completeness of information supplied by any other THL Reporting Person

(b)
The principal business address and principal office of the Funds is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.  The principal business address and principal office of THL Equity Advisors VI, LLC and Thomas H. Lee Advisors, LLC is 100 Federal Street, Boston, Massachusetts 02110.

(c)
Advisors VI is principally engaged in the business of serving as a general partner of the Funds, among other limited partnerships.   THL Advisors is principally engaged in the business of serving as a general partner of funds investing in securities.

(d)-(e)
During the last five years, none of the THL Reporting Persons, have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The THL Reporting Persons have entered into a Joint Filing Agreement, dated November 18, 2010, a copy of which is attached as Exhibit 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, on May 25, 2010, the Company and the Funds entered into an Investment Agreement (as amended on August 19, 2010, the “Investment Agreement”).  Pursuant to the Investment Agreement and immediately upon the Closing (as defined therein), THL purchased in the aggregate 68,366,000 shares of Common Stock, no par value per share (“Common Stock”), 1,709,150 shares of Series B Mandatorily Convertible Participating Voting Preferred Stock (“Series B Preferred Stock”), and a warrant exercisable, subject to certain conditions, to purchase 86,625,000 share of Common Stock (the “Warrant”) for an aggregate purchase price of $170,915,000 in cash (the “Investment”).  Pursuant to the Investment, Equity Fund received 941,817 Series B Preferred Stock and 37,672,704 shares of Common Stock, Parallel Fund received 637,749 Series B Preferred Stock and 25,509,950 shares of Common Stock, DT Fund received 111,402 Series B Preferred Stock and 4,456,076 shares of Common Stock, and THL Sterling received 18,182 Series B Preferred Stock and 727,270 shares of Common Stock.  If exercised, the Warrant will be allocated among the Funds as set forth in Item 4 below.  The shares of Series B Preferred Stock have been converted into shares of Common Stock as described in more detail in Item 4 below.

The funds used by THL to pay such purchase price amounts were obtained from the respective Funds’ limited partners (or as applicable, members) pursuant to commitments made by such partners (or members) to the Funds for the purpose of making investments in securities.

Item 4. Purpose of Transaction.

THL acquired in the aggregate the Common Stock, Series B Preferred Stock and Warrant for investment purposes.

On August 26, 2010, the Company issued a press release stating that the transaction (the “Transaction”) will help position the Company as a premier community banking franchise in the Pacific Northwest.  The purpose of the Transaction was to further strengthen the Company and Sterling Savings Bank, respectively, including increasing its capital levels to return to “well capitalized” status.

The Transaction

Pursuant to the Investment Agreement and immediately upon the Closing, as defined therein, THL purchased in the aggregate (i) 68,366,000 shares of Common Stock, no par value per share (“Common Stock”) – of which Equity Fund received 37,672,704 shares of Common Stock, Parallel Fund received 25,509,950 shares of Common Stock, DT

Fund received 4,456,076 shares of Common Stock, and THL Sterling received 727,270 shares of Common Stock, (ii) 1,709,150 shares of Series B Mandatorily Convertible Participating Voting Preferred Stock, no par value per share and liquidation preference $4.60 per share, of the Company (“Series B Preferred Stock”) (all of which have been converted to Common Stock as described further below) – of which Equity Fund received 941,817 Series B Preferred Stock, Parallel Fund received 637,749 Series B Preferred Stock, DT Fund received 111,402 Series B Preferred Stock and THL Sterling received 18,182 Series B Preferred Stock, and (iii) a warrant exercisable to purchase 86,625,000 shares of Common Stock (the “Warrant”, and collectively with the securities in clauses (i) and (ii), the “Securities”) for an aggregate purchase price of $170,915,000 in cash (the “Investment”).  In the event the Warrant is exercised by THL, the shares underlying the Warrant will be allocated pro-rata based on each of the Funds respective percentage ownership in the Company as follows: (w) Equity Fund may be allocated up to 47,734,495 shares (or 55.10% of its investment interest in the Company, the “Equity Fund Warrant Interest”), (x) Parallel Fund may be allocated up to 32,322,961 shares (or 37.31% of its investment interest in the Company, the “Parallel Fund Warrant Interest”), (y) DT Fund may be allocated up to 5,646,152 shares (or 6.52% of its investment interest in the Company, the “DT Fund Warrant Interest”) and (z) THL Sterling may be allocated up to 921,392 shares (or 1.06% of its investment interest in the Company, the “THL Sterling Warrant Interest” each a Warrant Interest and together with the Equity Fund Warrant Interest, the Parallel Fund Warrant Interest and the DT Fund Warrant Interest, the “Warrant”).

Because the shareholders of the Company approved the Stockholder Proposal (as defined below) on October 21, 2010, all Series B Preferred Stock converted automatically into Common Stock as of October 22, 2010 at a conversion rate, subject to customary adjustments, of 460 shares of Common Stock for each share of Series B Preferred Stock, and the Warrant became exercisable for shares of Common Stock.  Upon approval of the Stockholder Proposal, Equity Fund’s Series B Preferred Stock converted into 433,235,820 shares of Common Stock for an aggregate ownership by Equity Fund of 470,908,524 shares of Common Stock (not including its respective Warrant Interest noted above), Parallel Fund’s Series B Preferred Stock converted into 293,364,540 shares of Common Stock for an aggregate ownership by Parallel Fund of 318,874,490 shares of Common Stock (not including its respective Warrant Interest noted above), DT Fund’s Series B Preferred Stock converted into 51,244,920 shares of Common Stock for an aggregate ownership by DT Fund of 55,700,996 shares of Common Stock (not including its respective Warrant Interest noted above) and THL Sterling’s Series B Preferred Stock converted into 8,363,720 shares of Common Stock for an aggregate ownership by THL Sterling of 9,090,990 shares of Common Stock (not including its respective Warrant Interest noted above).

THL has agreed that it and its affiliates will not acquire collectively more than 24.9% of the outstanding shares of any class of the Company’s voting securities or make any acquisition that would result in THL or its affiliates owning, collectively, more than 33.3% of the total equity of the Company as those terms are defined in the Bank Holding

Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder.

The Company also entered into an investment agreement with Warburg Pincus Private Equity X, L.P. (“Warburg”) pursuant to which Warburg made an investment in the Company (the “Warburg Investment”) on the same terms and in the same amount as THL and received the same amount and type of securities as THL, including a warrant to purchase 86,625,000 shares of Common Stock on the same terms and conditions as the Warrant, pursuant to the second amended and restated investment agreement between the Company and Warburg, dated as of May 25, 2010 (as amended on August 19, 2010).

The Company also entered into an exchange agreement, dated as of April 29, 2010, as amended, between the Company and the United States Department of Treasury (“Treasury”), pursuant to which the Company (i) exchanged 303,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, held by Treasury for 303,000 shares of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series C, which shares were then converted into 378,750,000 shares of Common Stock, and (ii) amended the warrant held by Treasury to purchase 6,437,677 shares of the Common Stock at an exercise price of $7.06 per share to, among other things, reduce the exercise price thereof to $0.20 per share.

On August 26, 2010, the Company also sold (i) 155,268,000 shares of Common Stock, and (ii) 3,881,700 shares of Series D Convertible Participating Voting Preferred Stock, no par value and liquidation preference $4.60 per share, in multiple simultaneous private placement transactions to investors. The terms of the Series D Preferred Stock are substantially identical to the Series B Preferred Stock, except that the Series D Preferred Stock would not bear cumulative dividends in the event the Shareholder Proposal had not been approved by a certain date.  However, because the Shareholder Proposal was approved on October 21, 2010, the Series D Preferred Stock also converted into Common Stock.

The following is a description of the material terms of the Investment Agreement and the Securities:

Stockholder Proposal. On October 21, 2010, the Company obtained the approval of its stockholders to amend the Articles of Incorporation to increase the number of authorized shares of Common Stock to at least 10,000,000,000 shares (the “Stockholder Proposal”). In addition, promptly following the receipt of the Stockholder Proposal, the Company has called a meeting of its stockholders to amend the Articles of Incorporation to adopt certain restrictions on acquisitions and dispositions of securities by persons that hold, or intend to acquire, 5% or more of the value of the Common Shares of the Company (the “Charter Amendment Proposal”).

Board Representation. Pursuant to the Investment Agreement, effective as of August 26, 2010, the Company appointed Scott L. Jaeckel to the Board of Directors of the Company

(the “Board”). THL’s right to appoint a member of the Board will remain in effect for so long as THL owns at least 4.9% or more (subject to adjustment as described below) of all of the outstanding shares of Common Stock (counting (i) as shares of Common Stock owned by THL and outstanding, all shares of Common Stock into which the Warrant owned by THL is convertible or exercisable and (ii) as shares outstanding, (A) all shares of Common Stock into which shares of Series D Stock then outstanding were convertible or exercisable and (B) excluding all Common Shares issued by the Company after the Closing Date other than as contemplated by the Investment Agreement and the Securities) (a “Qualifying Ownership Interest”).  In addition, the Investment Agreement contains a provision that requires the Company to provide THL with any terms it provides to other investors that are more favorable than the terms it provides to THL.  Because the Company has provided investors in the Other Private Placements a “Qualifying Ownership Interest” minimum ownership threshold of 3.0% for the one year period following August 26, 2010 (which is more favorable than THL’s minimum ownership threshold of 4.9%), THL is also entitled to the 3.0% minimum ownership threshold for this period.

The Board will cause Mr. Jaeckel to be appointed to the Governance and Nominating Committee of the Board so long as he or any future designee of THL qualifies to serve on such committees under applicable rules of the NASDAQ, the Securities Exchange Commission, the Company’s corporate governance guidelines, the charter of such committees and other applicable regulatory requirements.  The Company is required to recommend to its stockholders the election of Mr. Jaeckel or another designee of THL to the Board at the Company’s annual meeting, subject to satisfaction of all legal and governance requirements, for as long as THL holds a Qualifying Ownership Interest. So long as it holds a Qualifying Ownership Interest, THL may also, subject to applicable law, appoint a non-voting Board observer to attend meetings of the Board.

Standstill.  Pursuant to the Investment Agreement, THL has agreed that it, together with its affiliates, will not have the ability to exercise any voting rights of any Securities in excess of 24.9% of the total outstanding voting securities of the Company.  In addition, THL made certain commitments, which are described more fully in Item 6 below and attached hereto as Exhibit 4.  Among these commitments is that the combined voting and nonvoting equity interests owned or controlled by THL, its affiliates, and its officers and directors will not exceed 25% of the total equity capital of the Company or of any of its subsidiaries; however, if Warburg, its affiliates, and its officers and directors own, hold, or have the power to vote, combined less than 15% of the outstanding shares of any classes of voting securities of the Company, they may own or control up to 33.3% of the total equity capital of the Company or any of its subsidiaries.

Transfer Restrictions.  In addition, THL may not transfer any direct or indirect interest in any Securities to acquire Securities of the Company to the extent that such transfer, if effective, would cause the transferee to own or control 4.95% or more of the issued and outstanding securities of the Company or would cause such ownership of the transferee to increase from 4.95% to a greater percentage of ownership.  THL also may not transfer any securities or options to acquire any securities of the Company to any individual or entity without the approval of the Board of Directors until August 26, 2013 (subject to extension by the Board for up to three years).  Notwithstanding these restrictions, THL may transfer securities if certain conditions are satisfied, including, without limitation, any of the following: (i) prior to the consummation of such transfer, the Board of Directors, in its sole discretion, approves the transfer, (ii) such transfer is pursuant to any transaction, including a merger or consolidation, in which all holders of Stock receive, or are offered the same opportunity to receive, cash or other consideration for all such Stock, and upon the consummation of which the transferee will own at least a majority of the outstanding shares of Stock or (iii) such transfer is pursuant to the exercise by THL or a permissible transferee of a warrant issued to THL pursuant to the Investment Agreement.

Series B Preferred Stock.  The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Articles of Amendment to the Company’s Restated Articles of Incorporation filed with the Secretary of State of Washington on August 26, 2010 (the “Articles of Amendment”), which is set forth in Exhibit 5 hereto.  Because the shareholders of the Company approved the Stockholder Proposal, all Series B Preferred Stock converted automatically as of October 22, 2010 into Common Stock at a conversion rate, subject to certain adjustments, of 460 shares of Common Stock for each share of Series B Preferred Stock.

Warrant.  The Warrant issued to THL has a term of seven years and is exercisable, in whole or in part, to purchase 86,625,000 shares of Common Stock at an exercise price of $0.22 per share, subject to certain adjustments.  The Warrant may not, however, be exercised to the extent that it would cause THL, together with its affiliates, to own more than 24.9% of a class of the Company’s voting securities as defined under the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder.

The foregoing summary of the Investment Agreement, the Series B Preferred Stock and the Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, Articles of Amendment for the Series B Preferred Stock and the Warrant attached hereto as Exhibit 2, Exhibit 5 and Exhibit 6, respectively, and incorporated herein by reference.

On April 14, 2010, the Company adopted a shareholder rights plan (“Rights Plan”), which provides an economic disincentive for any one person or group to become an owner, for relevant tax purposes, of 5% or more of the Company’s shares (a “Threshold Holder”) and for any existing Threshold Holder to acquire more than a specified amount of additional shares, subject to certain exceptions.  The foregoing summary of the Rights Plan is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan, attached hereto as Exhibit 3 and incorporated herein by reference.

Item 5.  Interest in Securities of the Company.
(a)-(b)
The response to Item 4 is incorporated herein by reference.  As of October 21, 2010, THL collectively owns 941,200,000 shares of Common Stock (or 22.58% of Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of the Warrant)).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors V does not disclaim beneficial ownership of shares held by the Funds and (2) THL Advisors does not disclaim beneficial ownership of shares held by the funds.

Equity Fund may be deemed to beneficial own 518,643,019 shares of Common Stock (or 12.44% of Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of its Warrant Interest)).  Equity Fund’s beneficial ownership of 518,643,019 shares of Common Stock assumes the exercise of 47,734,495 shares of Common Stock pursuant to the Warrant.

Parallel Fund may be deemed to beneficial own 351,197,451 shares of Common Stock (or 8.43% of Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of the Warrant Interest)).  Parallel Fund’s beneficial ownership of 351,197,451 shares of Common Stock assumes the exercise of 32,322,961 shares of Common Stock pursuant to the Warrant.

DT Fund may be deemed to beneficially own 61,347,148 shares of Common Stock (or 1.47% of Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of the Warrant Interest)).  DT Fund’s beneficial ownership of 61,347,148 shares of Common Stock assumes the exercise of 5,646,152 shares of Common Stock pursuant to the Warrant.

THL Sterling may be deemed to beneficially own 10,012,382 shares of Common Stock (or 0.24% of Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of the Warrant Interest)).  THL Sterling’s beneficial ownership of 10,012,382 shares of Common Stock assumes the exercise of 921,392 shares of Common Stock pursuant to the Warrant.

Advisors VI, as the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 941,200,000 shares (or 22.58%

of the Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of the Warrant)).  Advisors VI may be deemed to share with THL Advisors voting and dispositive power with respect to such Common Stock.

THL Advisors, as the general partner of the sole member of Advisors VI, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 941,200,000 shares (or 22.58% of the Common Stock (based on 4,167,528,859 shares of Common Stock, which includes 4,080,903,859 shares outstanding as of October 22, 2010 as reported in the Company’s proxy, and assumes the exercise of the Warrant)).

(c)
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

In connection with the Transaction, THL made certain commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System to ensure that THL will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries for purposes of the Bank Holding Company Act of 1956. The Commitments are attached hereto as Exhibit 4 and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the THL Reporting Persons entered into an agreement on November 18, 2010 with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 1

Joint Filing Agreement, by and among the Reporting Persons, dated as of November 18, 2010.

EXHIBIT 2

Investment Agreement , dated as of May 25, 2010, between Sterling Financial Corporation and Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on May 27, 2010) and amendment thereto, dated as of August 19, 2010 (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on August 20, 2010).

EXHIBIT 3

Shareholder Rights Plan, dated as of April 14, 2010, between Sterling Financial Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Sterling’s Current Report on Form 8-K, filed on April 15, 2010).

EXHIBIT 4

Passivity Commitments Letter, dated as of August 24, 2010, from Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. to the Board of Governors of the Federal Reserve System.

EXHIBIT 5

Articles of Amendment of Convertible Participating Voting Preferred Stock, Series B, Sterling Financial Corporation (incorporated by reference to Exhibit 3.3 to Sterling’s Current Report on Form 8-K, filed on August 30, 2010).

EXHIBIT 6

Warrant, dated as of August 26, 2010, between Sterling Financial Corporation and Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 22, 2010

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D]

THOMAS H. LEE PARALLEL FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL STERLING EQUITY INVESTORS, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D]